Exhibit 3.1

Series Designation of

Fintor Assets, LLC, Series #SWEET

In accordance with the Amended and Restated Limited Liability Company Agreement of Fintor Assets, LLC, a Delaware series limited liability company (the “Company”), dated April 22, 2022 (the “Agreement”) and upon the execution of this Series Designation by the Company and Fintor, Inc., in its capacity as Manager of the Company and of Fintor Assets, LLC, Series #SWEET, a series of the Company (“Series #SWEET”), this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement as the “Series #SWEET Designation Exhibit.”

References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series:	Fintor Assets, LLC, Series #SWEET

Effective Date of Establishment:	March 8, 2022

Managing Member:	Fintor, Inc.

Initial Member:	Fintor, Inc., solely as Managing Member

Series Property:	The series property of Series Fintor shall be comprised of a single-family home located at 3201 Jordan Farm Cir, Huntsville, Alabama 35811.

Asset Management Fee	1.0% of actual capital contributions in respect of Series #SWEET.

Purpose:	As stated in Section 2.4.

Issuance:	Subject to Section 6.3(a)(i), the number of Series #SWEET Interests the Company will initially issue is 81,250 Interests.

Broker (with respect to the Regulation A offering only):	Dalmore Group, LLC.

Brokerage Fee:	1%, in cash, of the purchase price of the Series #SWEET Interests sold in the offering of the Series #SWEET Interests (excluding any Series #SWEET Interests acquired by the Manager or its affiliates).

Interest Designation:	No Member holding Series #SWEET Interests shall be entitled to any preemptive, preferential or similar rights connection with the issuance of Series #SWEET Interests.

Voting:

Subject to Section 3.5, the Series #SWEET Interests shall entitle the Record Holders thereof to one vote per Interest on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series #SWEET Interests shall be required for the approval of any matter, except as required by the Delaware Act or except as provided elsewhere in the Agreement.

The affirmative vote of the holders of not less than a majority of the Series #SWEET Interests then outstanding shall be required for:

(a) any amendment to the Agreement (including this Series Designation) that would adversely change the rights of the Series #SWEET Interests;

(b) mergers, consolidations or conversions of Series Fintor or the Company; and

(c) all such other matters as the Manager, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series Fintor Interests voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series #SWEET Interests shall not be required for any of the other matters specified under Section 12.1.

Splits:	There shall be no subdivision of the Series #SWEET Interests other than in accordance with Section 3.7.

Other rights:	Holders of Series #SWEET Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series #SWEET Interests.

Officers:	Farshad Yousufi – CEO Masoud Jalalibidgoli – CTO Each officer shall have full power and authority to execute all agreements and other documents on behalf of Series #SWEET.

Minimum Interests:	One (1) Interest per Member.

Fiscal Year:	As stated in Section 8.2.

Information Reporting:	As stated in Section 8.1(c).

Termination:	As stated in Section 11.1(b).

Liquidation:	As stated in Section 11.3.

Amendments to this Exhibit:	As stated in Article XII.